UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

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Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

CSP INC.
(Name of Registrant as Specified in Its Charter)

North & Webster, LLC North & Webster Value Opportunities Fund, LP James Bussone J. K. Hage III Samuel A. Kidston Erik Thoresen
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JANUARY 25, 2013

North & Webster, LLC
10 Tower Office Park, Ste. 419
Woburn, MA 02144

[_____ __], 2013

To the Stockholders of CSP Inc.

North & Webster, LLC, North & Webster Value Opportunities Fund, LP and Samuel A. Kidston (collectively referred to as, the “North & Webster Group” “we”, “our” or “us”) are the beneficial owners of an aggregate of 133,266 shares of common stock, $0.01 par value per share (the “Common Stock”) of CSP Inc. (the “Company”), representing approximately 3.9% of the outstanding shares of Common Stock of the Company.  We have decided to withdraw our “withhold quorum” solicitation and instead to seek representation on the Board of Directors of the Company.  We are seeking your support at the annual meeting of stockholders scheduled to be held on Tuesday, February 12, 2013, at 9:00 a.m. local time at the Company’s MODCOMP Inc. office located at 1500 S. Powerline Road Deerfield Beach, Florida 33442 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To consider and vote upon the election of North & Webster’s director nominees, James Bussone, J.K. Hage III, Samuel A. Kidston, and Erik Thoresen, to serve as directors of the Company until the 2014 annual meeting of stockholders and until their respective successors have been duly elected and qualified;

2.	To consider an advisory vote to approve executive compensation;

3.	To consider an advisory vote on the preferred frequency of holding advisory stockholder votes on the approval of executive compensation;

4.	To vote on the ratification of the appointment of McGladrey & Pullen, LLP as the Company’s independent auditors for fiscal year 2013; and

5.	To transact such other business, if any, as may properly come before the Annual Meeting or any adjournment or postponement thereof.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about __________, 2013.

If you have already voted for the incumbent management slate you have every right to change your vote by signing, dating and returning a later dated GOLD proxy card or by voting in person at the Annual Meeting.

In light of the short time period between now and the Annual Meeting, North & Webster will use its best efforts to disseminate its proxy materials to stockholders on an expedited basis via two-day express mail.  North & Webster has communicated with Broadridge Financial Solutions, Inc. (“Broadridge”) to discuss the logistics involved with ensuring delivery of proxy materials to Broadridge clients such that there is sufficient time to vote on the GOLD proxy card prior to the Annual Meeting.

WE ARE NOT ASKING YOU TO VOTE ON OR APPROVE ANY OFFER TO ACQUIRE CSP AT THIS TIME. HOWEVER, WE BELIEVE VOTING FOR OUR DIRECTOR NOMINEES ON OUR GOLD PROXY CARD WILL PROVIDE STOCKHOLDERS WITH AN OPPORTUNITY TO DEMONSTRATE THAT STOCKHOLDERS SUPPORT AN IMMEDIATE SALE PROCESS DESIGNED TO MAXIMIZE STOCKHOLDER VALUE.

If you have any questions or require any assistance with your vote, please contact SCB Advising, Inc., which is assisting us, at its address and toll-free number listed on the following page.

Thank you for your support,

/s/ Samuel A. Kidston Samuel A. Kidston Managing Member
North & Webster, LLC

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If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of North & Webster proxy solicitation materials, please call
SCB ADVISING, INC. at the phone numbers listed below.

SCB ADVISING, INC.
845 3rd Avenue
6th Floor
New York, NY 10022
646 290-5243
Stockholders call TOLL FREE 877-786-3323
E-mail: sbalet@scbadvising.com

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JANUARY 25, 2013

2013 ANNUAL MEETING OF STOCKHOLDERS
OF
CSP INC.
_________________________

NORTH & WEBSTER, LLC
NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP
SAMUEL A. KIDSTON
_______________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

North & Webster, LLC (“North & Webster”), North & Webster Value Opportunities Fund, LP (“N&W Value”) and Samuel A. Kidston (collectively referred to as, the “North & Webster Group” “we”, “our” or “us”) are the beneficial owners of an aggregate of 133,266 shares of common stock, $0.01 par value per share (the “Common Stock”) of CSP Inc. (the “Company”), representing approximately 3.9% of the outstanding shares of Common Stock of the Company.

As significant stockholders, we believe now is the time for the Company to seek to maximize value for all stockholders through a bona fide sale process conducted by a reputable investment bank.  On November 7, 2012, North & Webster made a bona fide offer to acquire all of the shares of common stock of CSP for $5.50 per share in cash (the “Proposal”). At the time, our Proposal represented a 15% premium to the 60-day moving average and was higher than the stock’s 3-year high.  This Proposal was designed to be the opening offer in a process that would involve (i) a reputable investment bank hired by the Board, (ii) discussions and negotiations with multiple potential purchasers and (iii) ultimately, a value maximizing transaction that would benefit all shareholders.

On November 21, 2012, we submitted a letter to the Company nominating four director candidates for election to the Company’s Board of Directors (the “Board”) at the Company’s 2013 annual meeting of stockholders (the “Annual Meeting”) to preserve our ability to present an alternative slate of director nominees at the Annual Meeting in the event the Board continued to refuse to either (i) engage in discussions with us regarding our Proposal or (ii) commence a sale process and retain a reputable investment bank.   To date, the Board has neither engaged in discussions with us regarding our Proposal nor has hired a reputable investment bank to conduct a sale process for the Company.

Therefore, in light of certain operational complexities in connection with our previously announced ‘withhold quorum’ campaign and to ensure stockholders have an opportunity to vote on an alternative slate of directors at the Annual Meeting, we have decided to change course and seek the election of our four director nominees at the Annual Meeting.  We are no longer pursuing the “withhold quorum” solicitation.  If our four director nominees are elected, they will, subject to their fiduciary duties, seek to take the actions necessary in furtherance of retaining a reputable investment bank to conduct a sale process for the Company.

By way of this Proxy Statement and GOLD proxy card enclosed herewith, we are seeking your support at the annual meeting of stockholders scheduled to be held on Tuesday, February 12, 2013, at 9:00 a.m. local time at the Company’s MODCOMP Inc. office located at 1500 S. Powerline Road Deerfield Beach, Florida 33442 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof), for the following:

1.
To consider and vote upon the election of North & Webster’s director nominees, James Bussone, J.K. Hage III, Samuel A. Kidston, and Erik Thoresen (each a “Nominee” and, collectively, the “Nominees”), to serve as directors of the Company until the 2014 annual meeting of stockholders and until their respective successors have been duly elected and qualified;

2.	To consider an advisory vote to approve executive compensation;

3.	To consider an advisory vote on the preferred frequency of holding advisory stockholder votes on the approval of executive compensation;

4.	To vote on the ratification of the appointment of McGladrey & Pullen, LLP as the Company’s independent auditors for fiscal year 2013; and

5.	To transact such other business, if any, as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The principal executive offices of CSP are located at 43 Manning Road, Billerica, Massachusetts 01821. CSP has set the close of business on December 14, 2012 as the record date (the “Record Date”) for determining the stockholders entitled to vote at the Annual Meeting. According to CSP’s proxy statement, on the Record Date, there were 3,442,842 shares of CSP’s common stock, par value $0.01 per share (the “Common Stock”), outstanding, each share of Common Stock being entitled to one vote on all matters presented at the Annual Meeting. As of the date hereof, North & Webster controls 133,266 shares of Common Stock, which represents approximately 3.87% of the outstanding shares of CSP (based on the number of outstanding shares of Common Stock on the Record Date).

We intend to vote such Shares FOR the election of the Nominees, AGAINST the advisory vote to approve executive compensation, 1 YEAR on the advisory vote on the preferred frequency of holding advisory stockholder votes on the approval of executive compensation, and AGAINST the ratification of the appointment of McGladrey & Pullen, LLP as the Company’s independent auditors for fiscal year 2013.

THIS SOLICITATION IS BEING MADE BY NORTH & WEBSTER AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH NORTH & WEBSTER IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

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NORTH & WEBSTER URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES AND IN ACCORDANCE WITH NORTH & WEBSTER’S RECOMMENDATIONS ON THE OTHER PROPOSALS ON THE AGENDA FOR THE ANNUAL MEETING.

IN LIGHT OF THE SHORT TIME PERIOD BETWEEN NOW AND THE ANNUAL MEETING, NORTH & WEBSTER WILL USE ITS BEST EFFORTS TO DISSEMINATE ITS PROXY MATERIALS TO STOCKHOLDERS ON AN EXPEDITED BASIS VIA TWO-DAY EXPRESS MAIL.  NORTH & WEBSTER HAS COMMUNICATED WITH BROADRIDGE FINANCIAL SOLUTIONS, INC. TO DISCUSS THE LOGISTICS INVOLVED WITH ENSURING DELIVERY OF PROXY MATERIALS TO BROADRIDGE CLIENTS SUCH THAT THERE IS SUFFICIENT TIME TO VOTE ON THE GOLD PROXY CARD PRIOR TO THE ANNUAL MEETING.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GOLD proxy card are available at
http://www.___________.com

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IMPORTANT

Your vote is important, no matter how few Shares you own.  North & Webster urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees and in accordance with North & Webster’s recommendations on the other proposals on the agenda for the Annual Meeting.

•
If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to North & Webster, c/o SCB Advising, Inc. (“SCB Advising”) in the enclosed postage-paid envelope today.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your Shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our three independent Nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

SCB ADVISING, INC. 845 3rd Avenue 6th Floor New York, NY 10022 646 290-5243 Stockholders call TOLL FREE 877-786-3323 E-mail: sbalet@scbadvising.com

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BACKGROUND TO THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation.

August 30, 2012 – North & Webster began to purchase common stock, par value $0.01, of CSP in open market purchases.

November 7, 2012 – We sent a letter to the Board setting forth our offer to acquire the Company for $5.50 per share in cash, with the price representing a 15% premium to the 60-day moving average and in excess of the stock’s 3-year high. We proposed to close the transaction prior to the end of calendar year 2012 to maximize value for all shareholders and take advantage of favorable tax treatment for all shareholders.

November 9, 2012 – We received a vague one-paragraph letter from the Board leaving open if and when the Board would discuss our transaction proposal.

November 14, 2012 – We followed up with a letter specifying a detailed term sheet and transaction time line that proposed a plan to negotiate a transaction prior to the nomination deadline for the Annual Meeting.

November 21, 2012 – After no response from the Company and in order to preserve our rights as shareholders, we nominated a slate of four director candidates stating we would not run against new CEO Victor Dellovo. We stated that our goal is to engage in a constructive dialogue on a sale process and if the Board continued to ignore our offer than our slate of director candidates would be a referendum on a sale process to the highest bidder regardless of whether that is our offer, or a higher bid from a third party.

December 18, 2012 – After publicly stating on an earnings conference call that the Company would likely return to losing money in 2013, we sent a letter that stated we remained interested in privately negotiating a transaction and that this would be our final private communication.

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January 9, 2013 – We sent a letter to the Board and issued a press release.  In the letter to the Board, among other things, we informed the Board we would be soliciting our fellow stockholders to withhold their votes in order to prevent a quorum at the 2013 Annual Meeting, expressed our serious concerns regarding the Board’s disclosure of certain information in its preliminary proxy statement regarding us and our intentions with respect to the Company and expressed our disappointment in the Board’s refusal to engage in discussions with us regarding our Proposal and request that the Company retain a reputable investment bank to conduct an open and transparent sale process for the Company.  In the press release, we announced, among other things, that we would be seeking stockholder support to prevent a quorum from existing at the Annual Meeting to demonstrate disapproval of the Board's actions and as a referendum to demonstrate stockholders prefer the Company to immediately commence a sale process designed to maximize stockholder value than the status quo.

January 9, 2013 – We filed preliminary proxy materials with the SEC in furtherance of a ‘withhold quorum’ campaign in connection with the Annual Meeting.  Such a campaign would involve soliciting stockholders’ authority to withhold their respective vote from being present and counted for purposes of a quorum at the Annual Meeting.  We stated that this ‘withhold quorum’ campaign would serve as a referendum for stockholders to demonstrate that they prefer the Company to immediately commence a strategic process designed to maximize the value of their investment than the status quo.

January 9, 2013 – North & Webster submitted a letter to the Company demanding to inspect and make copies of the Company’s stockholder list and other materials in accordance and compliance with Section 16.02 of the Massachusetts Business Corporation Act. On January 23, 2013, the Company provided the requested materials following entry by the parties into a mutually satisfactory confidentiality agreement.

January 25, 2013 – North & Webster ceased its ‘withhold quorum’ solicitation efforts and filed preliminary proxy materials with the SEC in furtherance of seeking to elect its four Nominees.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of five directors whose terms expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our four Nominees, James Bussone, J.K. Hage III, Samuel A. Kidston, and Erik Thoresen. If elected, the Nominees will represent a majority of the members of the Board.  If elected, it cannot be guaranteed that the Nominees will conduct a sale process or have the ability to enhance stockholder value.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Reasons for the Solicitation.” This information has been furnished to us by the Nominees. The Nominees are citizens of the United States of America.

James Bussone, age 49, has been a Member and Senior Analyst at North & Webster, LLC since 2005.  Prior to his employment at North & Webster, LLC, Mr. Bussone was a senior equity analyst at Delphi Management, a nationally renowned investment boutique from 2000 to 2005.   Mr. Bussone currently serves as a Director on the Board of Directors of Ezenia! Inc.  (Pink Sheets: EZEN).  Prior to Delphi Management, Mr. Bussone held financial, analytical and operational positions at various publicly listed companies, including Bank of New England, Boston Gas Company, and Eaton Semiconductor Equipment Corp.   Mr. Bussone graduated Cum Laude from Salem State College with a Bachelor of Science in Business Administration, Finance and is an associate member of the Boston Security Analysts Society.  Mr. Bussone’s principal business address is 10 Tower Office Park, Ste. 419 Woburn, MA 01801. Mr. Bussone’s significant financial expertise and board experience will enable him to contribute positively to the Board.

J.K. Hage III, age 62, is the Managing Member of the law firm of Hage & Hage LLC, where he has practiced law since 1978. Mr. Hage advises public and private utility, energy, communications, business and technology clients, and others, in the areas of business organizations, new ventures, strategic planning, capital formation, information security, sustainability, mergers and acquisitions, negotiation of transactions, succession and estate planning. Mr. Hage is of counsel to Lukas, Nace, Guitierrez and Sachs, a Washington, D.C. communications law and engineering firm. Mr. Hage has initiated numerous business ventures including Independent Wireless One Corporation (aka U.S. Unwired), a national Sprint PCS affiliate. Mr. Hage was the organizer and the first Executive Director of the Griffiss Institute, a market driven national collaboration of industry, the academy and government dedicated to applied research, training, and services in information security. From November 2004 to May 2006, Mr. Hage served as General Counsel, and as first Executive Director, to the Griffiss Institute from February 2003 to November 2004. Mr. Hage, his family and their family charitable foundation are active in numerous civic, arts and other charitable organizations. Mr. Hage earned a B.A. from Hamilton College and a J.D. from Albany Law School and is admitted to both the New York and the Alaska Bars. Mr. Hage studied and lived for a number of years in Latin America (Peru, Mexico), in England (Oxford University), in Spain (University of Madrid), and in New York City (New York University, Ph.D ABD in Spanish). Mr. Hage’s principal business address is the Hage Building, 283 Genesee Street, Utica, NY 13501.  Mr. Hage’s extensive business experience in the private and public equity markets and communications field will enable him to provide effective and beneficial counsel to the Board.

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Samuel A. Kidston, age 37, is the founder and Chief Investment Officer of North & Webster, LLC, an investment management and advisory firm that serves as the General Partner of N&W Value. Mr. Kidston has been a director of SED International Holdings, Inc. (“SED”), a Georgia company (NYSE: SECX), since January 2009.  In December 2009, Mr. Kidston was elected Chairman of the Board of Directors of SED and Executive Chairman in August 2012.  Mr. Kidston is the Chairman of the Board of Directors and Chief Executive Officer of Sport-Haley Holdings, Inc. (Pink Sheets: SPOR), and has served as the non-executive Chairman of the Board of Directors of Ezenia! Inc. (Pink Sheets: EZEN) since 2011. Prior to founding North & Webster, LLC, Mr. Kidston served as an equity analyst for the small and mid-cap equity team at BlackRock, Inc. (“BlackRock”), from December 2001 to March 2006, specializing in analyzing and investing in financial services and energy companies.  During his tenure at BlackRock the small and mid-cap equity assets grew from less than $1 billion under management to in excess of $6 billion.  Mr. Kidston is a member of the Boston Security Analyst Society.  Mr. Kidston earned a B.A. from Wesleyan University and received his Charter as an Investment Analyst from the CFA Institute.  Mr. Kidston’s principal business address is 10 Tower Office Park, Suite 420
Woburn, MA 01801. Mr. Kidston’s significant board experience, coupled with his extensive financial expertise make him an excellent candidate for the Board of Directors of the Company.

Erik Thoresen, CFA, age 40, is the managing member of Calaveras Capital, LLC and FT Specialty Finance, LLC, positions he has held since 2010 and 2009 respectively. Mr. Thoresen specializes in mergers and acquisitions, strategic advisory services, and special situation investing. Mr. Thoresen has been a director of Sport-Haley Holdings, Inc. (Pink Sheets: SPOR) since 2010. Mr. Thoresen has nearly 20 years of global investing and transactional experience. Prior to founding Calaveras Capital, LLC and FT Specialty Finance, LLC, Mr. Thoresen was a Vice President and Director of Strategy and Planning at BNY Mellon. Mr. Thoresen graduated with a BA in International Relations from Syracuse University, and earned his MBA from the University of Virginia. Mr. Thoresen holds the Chartered Financial Analyst designation, and is a member of the Boston Security Analyst Society and the National Association of Corporate Directors.  Mr. Thoresen’s principal business address is 8 Kenway St. Cambridge, MA 02138.  As a Board member, Mr. Thoresen's significant expertise in mergers and acquisitions, extensive involvement with capital markets transactions, investments and turnaround situations would bring valuable expertise to the Company’s Board.

Neither Mr. Hage nor Mr. Thoresen owns any shares of Common Stock. Mr. Bussone, by virtue of his position with North & Webster, may be deemed to beneficially own the shares owned by N&W Value. Mr. Kidston does not directly own any shares of Common Stock.  As Managing Member of North & Webster, Mr. Kidston is deemed to beneficially own the shares of Common Stock beneficially owned in the aggregate by N&W Value, North & Webster and certain other managed accounts over which North & Webster have voting and dispositive control.

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  N&W Value and each of the Nominees (collectively, the “Group”) may be deemed to be members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly may be deemed to beneficially own the shares of Common Stock owned directly by the other members of the group.  Each member of the Group disclaims beneficial ownership of such shares of Common Stock, except to the extent of his or its pecuniary interest therein.  For information regarding purchases and sales of securities of the Company during the past two years by N&W Value and each member of the Group, please see Schedule I.

Other than as stated herein, there are no arrangements or understandings between N&W Value and each Nominee or any other person or persons pursuant to which the nominations described herein are to be made. Messrs. Bussone and Kidston are compensated as employees of North & Webster.

Each Nominee presently is, and if elected as a director of the Company, each of the Nominees would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

If North & Webster is successful in electing the Nominees at the Annual Meeting, then a change in control of the Board will be deemed to have occurred.  According to the Company’s proxy statement, Victor Dellovo and Gary Levine have “single-trigger” change of control agreements with the Company executed in September 2012 and January 2008, respectively.

In case of a change in control of the Board (as defined, and including a change in the majority of the incumbent directors over a two-year period, except for new directors nominated or selected by a majority of the then incumbent board), Messrs. Dellovo and Levine will be entitled to:

•	a multiple of his base compensation for the Company’s fiscal year then in effect or, if greater, a multiple of his base compensation for the Company’s previous fiscal year, plus

•
a multiple of his annual target variable compensation bonus for the fiscal year then in effect or, if there is no bonus plan in effect that year, the highest variable compensation bonus paid to the executive in any of the three preceding fiscal years.

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For Mr. Dellovo, the payouts are two times base compensation and bonus (with the target compensation equal to 50% of annual base pay).  For Mr. Levine, the payouts are one times base compensation and bonus (with the target compensation equal to 30% of annual base pay).

Following a change in control, Mr. Dellovo and Mr. Levine would be entitled to two years and one year, respectively, of comparable health and welfare benefits, by continuing the executive in the Company’s health and welfare plans, or by payment by the Company of amounts sufficient to purchase equivalent coverage in a lump sum or periodically. The executive’s stock options and restricted stock awards would vest, and the executive would be entitled to exercise stock options and satisfy any tax withholding obligations under restricted stock awards by delivering shares of our common stock to the Company, or having shares of common stock withheld by the Company, in each case at the fair market value of the common stock and sufficient to meet the relevant requirement. In case of voluntary resignation or termination of employment for cause or by reason of death or disability, then no severance payments would be payable to the executive.

Other than the change in control implications described above, North & Webster is not aware of any other implications for the Company relating to a change in control of the Board pursuant to the election of the Nominees.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

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PROPOSAL NO. 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate their support for the compensation of the Company’s named executive officers. This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers as described in the Company’s proxy statement. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the compensation paid to the Company’s named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the compensation tables and narrative discussion, is hereby APPROVED.”

According to the Company’s proxy statement, the say-on-pay vote is advisory only and not binding on the Company, the Compensation Committee of the Board, or the Board.

WE INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL

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PROPOSAL NO. 3:

ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate how frequently it should seek an advisory vote on the compensation of the Company’s named executive officers, as disclosed pursuant to the SEC’s compensation disclosure rules. By voting on this Proposal No. 3, stockholders may indicate whether they prefer an advisory vote on named executive officer compensation once every one, two, or three years, or stockholders may choose to abstain from voting on this issue. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the option of one year, two years or three years that receives the highest number of votes cast for this resolution be approved, on an advisory basis, as the preferred frequency with which CSPI holds advisory stockholder votes to approve the compensation of its named executive officers, as disclosed in the proxy statement filed in connection with its Annual Meeting of stockholders or any special meeting in lieu thereof pursuant to Item 402 of Regulation S-K.”

The Board of Directors has recommended a vote for the option of once every three years as the frequency with which stockholders are provided an advisory vote on executive compensation.

WITH RESPECT TO FREQUENCY OF AN ADVISORY VOTE ON EXECUTIVE COMPENSATION, WE RECOMMEND AND INTEND TO VOTE FOR A VOTE TO BE HELD WITH RESPECT TO THE FREQUENCY OF AN ADVISORY VOTE ON EXECUTIVE COMPENSATION EVERY ONE YEAR

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PROPOSAL NO. 4:

RATIFICATION OF THE APPOINTMENT OF THE COMPANY’S INDEPENDENT
AUDITORS

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected McGladrey & Pullen, LLP to serve as the Company’s independent registered public accounting firm for the 2013 fiscal year and is proposing that stockholders ratify such appointment. The Company is submitting the appointment of McGladrey & Pullen, LLP for ratification of the stockholders at the Annual Meeting.

WE RECOMMEND A VOTE “AGAINST” THE RATIFICATION OF THE APPOINTMENT OF MCGLADREY & PULLEN, LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2013 FISCAL YEAR AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

13

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each share of Common Stock is entitled to one vote.  Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, AGAINST the advisory vote to approve executive compensation, 1 YEAR on the advisory vote on the preferred frequency of holding advisory stockholder votes on the approval of executive compensation, AGAINST the ratification of the appointment of McGladrey & Pullen, LLP as the Company’s independent auditors for fiscal year 201, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate five (5) candidates for election at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company’s nominees.  The participants in this solicitation intend to vote all of their Shares in favor of the Nominees.  Stockholders should understand that by voting on the GOLD proxy card, they will be effectively disenfranchised with respect to the election of one director since North & Webster is only nominating four directors.  In the event that the North & Webster Nominees are elected, there can be no assurance that the Company nominee who gets the most votes and elected to the Board will choose to serve as a director on the Board with the Nominees.

QUORUM; DISCRETIONARY VOTING

The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Common Stock as of the Record Date constitutes a quorum.  Shares present in person or by proxy will be counted for the purpose of determining whether a quorum is present at the Annual Meeting.  Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares of Common Stock represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under current NYSE rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals to be voted on at the Annual Meeting.

14

VOTES REQUIRED FOR APPROVAL

Vote required for the election of directors.  Directors will be elected at the Annual Meeting by a plurality of the votes cast.  Therefore, the five nominees receiving the highest number of votes will be elected.  Abstentions will have no effect on the election of directors.

Vote required to approve the advisory vote on the compensation paid to the Company’s named executive officers (the “say-on-pay proposal”). According to the Company’s proxy statement, approval of the say-on-pay proposal requires the affirmative vote of a majority of the shares represented and entitled to vote at the Annual Meeting. You may cast a vote either “FOR” or “AGAINST” the say-on-pay proposal, or you may abstain. A vote to abstain is the equivalent of a vote “AGAINST” the proposal. A broker “non-vote” will not be counted as a vote cast. Because your vote is advisory, it will not be binding on the Board or the Company.  The Company’s proxy statement states that the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

Vote required to determine, on an advisory basis, the frequency with which the stockholders of the Company shall have an advisory vote on the compensation of the Company’s named executive officers.  According to the Company’s proxy statement, the advisory vote on the frequency of the say-on-pay proposal is a non-binding vote as to how often the say-on-pay proposal should occur. You may vote for: every year, every two years, or every three years, or you may abstain. The option among one year, two years or three years that receives the highest number of votes cast will be deemed the choice of the stockholders. A broker "non-vote" will not be counted as a vote cast. Because your vote is advisory, the Company’s proxy statement discloses that it will not be binding on the Board or the Company. However, the Company’s proxy statement states that the Board will review the voting results and take them into consideration when making future decisions regarding the frequency of future advisory votes on executive compensation.

Vote required to ratify the appointment of the Company’s independent auditors.  According to the Company’s proxy statement, ratification of the appointment of McGladrey & Pullen, LLP as the Company’s independent auditors requires the affirmative vote of a majority of the shares represented and entitled to vote at the Annual Meeting. You may vote either “FOR” or “AGAINST” ratification of the appointment, or you may abstain. A vote to abstain is the equivelent of a vote "AGAINST" the proposal.  Since we are contesting this proposal, a broker "non-vote" will not be counted as a vote cast.

15

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to North & Webster in care of SCB Advising, Inc. at the address set forth on the back cover of this Proxy Statement or to the Company at 43 Manning Road, Billerica, Massachusetts 01821or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to North & Webster in care of SCB Advising, Inc. at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally, SCB Advising, Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

16

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by North & Webster.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

North & Webster has entered into an agreement with SCB Advising, Inc. for solicitation and advisory services in connection with this solicitation, for which SCB Advising, Inc. will receive a fee not to exceed $, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. SCB Advising, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. North & Webster has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. North & Webster will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that SCB Advising, Inc. will employ approximately 10-15 persons to solicit CSP stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by North & Webster. Costs of this solicitation of proxies are currently estimated to be approximately $100,000 The North & Webster Group estimates that through the date hereof its expenses in connection with this solicitation are approximately $45,000. North & Webster intends to seek reimbursement from CSP of all expenses it incurs in connection with this solicitation. The North & Webster Group does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

Each member of the North & Webster Group is a participant in this solicitation. Mr. Kidston is the Managing Member of North & Webster. The principal business of North & Webster is providing investment advice to third parties and acting as general partner of N&W Value. The principal business of N&W Value is investing in securities in order to achieve its investment objectives.

The principal business address of each of Mr. Kidston, North & Webster and N&W Value is 10 Tower Office Park, Suite 420, Woburn, Massachusetts 01801. As of the date hereof, North & Webster beneficially owned in the aggregate 133,266 shares of Common Stock, representing approximately 3.9% of the shares of Common Stock outstanding. N&W Value directly owns 62,097 shares of Common Stock and an additional 71,169 shares of Common Stock are held in certain accounts managed by North & Webster. As the Managing Member of North & Webster, Mr. Kidston is deemed to beneficially own the 133,266 shares of Common Stock beneficially owned in the aggregate by N&W Value, North & Webster and certain other managed accounts over which North & Webster have voting and dispositive control.

Each member of the Group may be deemed to beneficially own the shares of Common Stock owned directly by the other members of the Group.  Each member of the Group disclaims beneficial ownership of such shares of Common Stock, except to the extent of his or its pecuniary interest therein.

17

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of CSP; (iii) no participant in this solicitation owns any securities of CSP which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of CSP during the past two years; (v) no part of the purchase price or market value of the securities of CSP owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of CSP , including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of CSP ; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of CSP; (ix) no participant in this solicitation or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of CSP’ last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which CSP or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his associates has any arrangement or understanding with any person with respect to any future employment by CSP or its affiliates, or with respect to any future transactions to which CSP or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2011 Annual Meeting, (xii) no participant in this solicitation holds any positions or offices with CSP ; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by CSP to become a director or executive officer and (xiv) no corporations or organizations, with which any participant in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of CSP. There are no material proceedings to which any participant in this solicitation or any of his associates is a party adverse to CSP or any of its subsidiaries or has a material interest adverse to CSP or any of its subsidiaries. With respect to each of the participant in this solicitations, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

18

OTHER MATTERS AND ADDITIONAL INFORMATION

Stockholder Proposals

The following information is reproduced, in part, from the Company’s preliminary proxy filing on Form PRER14A, filed with the SEC on January 25, 2013

Stockholder Proposals for 2014 Annual Meeting

In order for a proposal of a stockholder to be considered for inclusion in the Company’s proxy statement and proxy card for the 2014 Annual Meeting of Stockholders, the proposal must comply with SEC Rule 14a-8 and any other applicable rules and must be submitted to the corporate secretary at the Company’s executive offices located at 43 Manning Road, Billerica, Massachusetts 01821 at least 120 days prior to the anniversary date of this proxy statement. This proxy statement is dated January 22, 2013, so the date by which proposals must be received under Rule 14a-8 will be September 24, 2013.

Article II, Section 5 of the by-laws requires that a stockholder who wishes to bring an item of business before the Annual Meeting of stockholders, even if the item cannot be included in the Company’s proxy statement because Rule 14a-8 is not available, must provide written notice of such item of business to the corporate secretary at the Company’s executive offices not less than 90 days prior to the date of the Annual Meeting of stockholders; provided, however, that if the Annual Meeting (or a special meeting in lieu of the Annual Meeting) is to be held on a date prior to such specified date, and if less than 100 days’ notice or prior public disclosure of the date of such annual or special meeting is given or made, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the scheduled meeting was mailed or the day on which public disclosure was made of the date of such annual or special meeting. Therefore, the deadline for submission of notice will be November 7, 2013. The by-laws contain a number of other substantive and procedural requirements, which should be reviewed by any interested stockholder. This description is qualified in its entirety by the text of the by-laws, to which readers are referred for additional information.

Ownership of More Than 5% Security Holders and Management

See Schedule II for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the management of CSP.

Information Concerning CSP

The information concerning CSP contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. North & Webster does not have any information that would indicate that any information contained in this Proxy Statement that has been taken from such documents is inaccurate or incomplete.

North & Webster, LLC

[__________ __,] 2013

19

SCHEDULE I

TRANSACTIONS IN SECURITIES OF CSP
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP

1,000	8/30/2012
200	8/30/2012
1,500	8/30/2012
500	8/31/2012
200	9/04/2012
500	9/06/2012
900	9/07/2012
600	9/07/2012
1,000	9/07/2012
2,700	9/13/2012
2,500	9/14/2012
43	9/19/2012
500	9/20/2012
500	9/20/2012
500	9/20/2012
500	9/20/2012
500	9/20/2012
500	9/20/2012
500	9/20/2012
1,000	9/27/2012
1,000	9/28/2012
800	10/02/2012
300	10/04/2012
300	10/04/2012
367	10/11/2012
1,100	10/11/2012
100	10/11/2012
500	10/12/2012
278	10/12/2012
100	10/19/2012
700	10/23/2012
1,000	11/07/2012
200	11/07/2012
1,600	11/08/2012
1,400	11/09/2012
1,000	11/14/2012
180	11/14/2012
1,500	11/14/2012
790	11/14/2012
2,500	11/16/2012
200	11/19/2012
200	11/19/2012
200	11/19/2012
900	11/19/2012
500	11/19/2012
700	11/19/2012
400	11/19/2012

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

500	11/21/2012
300	11/21/2012
100	11/21/2012
1,000	11/21/2012
200	11/21/2012
100	11/21/2012
600	11/26/2012
300	11/26/2012
100	11/27/2012
100	11/27/2012
500	11/27/2012
100	11/27/2012
100	11/27/2012
100	11/28/2012
100	11/28/2012
99	11/28/2012
200	11/28/2012
100	11/29/2012
100	11/29/2012
100	11/29/2012
100	11/29/2012
100	11/29/2012
100	11/29/2012
500	11/29/2012
100	11/29/2012
1,000	11/29/2012
840	11/29/2012
100	11/29/2012
100	12/04/2012
700	12/13/2012
2,800	12/14/2012
1,300	12/14/2012
1,000	12/14/2012
700	12/14/2012
1,000	12/14/2012
500	12/14/2012
800	12/14/2012
200	12/14/2012
100	12/14/2012
100	12/14/2012
100	12/14/2012
100	12/14/2012
100	12/14/2012
100	12/14/2012
100	12/14/2012
100	12/14/2012
100	12/14/2012
100	12/14/2012
100	12/14/2012
100	12/14/2012
100	12/14/2012
100	12/14/2012

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

100	12/14/2012
100	12/14/2012
1,000	12/14/2012
500	12/14/2012
500	12/14/2012
100	12/14/2012
100	12/14/2012
100	12/14/2012
1,000	12/14/2012
500	12/14/2012
100	12/17/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
200	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
1,000	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
100	12/18/2012
300	12/19/2012
100	12/19/2012
400	12/19/2012
200	12/19/2012
100	12/20/2012
100	12/20/2012
100	12/20/2012
100	12/20/2012

SEPARATE MANAGED ACCOUNTS

245	9/13/2012
30	9/13/2012
2,061	9/13/2012
212	9/13/2012
168	9/13/2012
464	9/13/2012
226	9/13/2012
194	9/13/2012
148	9/14/2012

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

117	9/14/2012
21	9/14/2012
1,437	9/14/2012
168	9/14/2012
321	9/14/2012
155	9/14/2012
133	9/14/2012
168	9/14/2012
320	9/14/2012
155	9/14/2012
133	9/14/2012
148	9/14/2012
118	9/14/2012
21	9/14/2012
1,437	9/14/2012
111	9/14/2012
212	9/14/2012
152	9/14/2012
88	9/14/2012
169	9/14/2012
127	9/14/2012
34	9/14/2012
1,607	9/14/2012
169	9/14/2012
127	9/14/2012
34	9/14/2012
1,607	9/14/2012
111	9/14/2012
212	9/14/2012
152	9/14/2012
88	9/14/2012
52	9/28/2012
14	9/28/2012
635	9/28/2012
68	9/28/2012
46	9/28/2012
87	9/28/2012
62	9/28/2012
36	9/28/2012
75	10/5/2012
142	10/5/2012
71	10/5/2012
57	10/5/2012
65	10/5/2012
51	10/5/2012
10	10/5/2012
629	10/5/2012
31	10/31/2012
36	10/31/2012
60	10/31/2012
43	10/31/2012
25	10/31/2012
47	10/31/2012
10	10/31/2012
448	10/31/2012

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

201	11/01/2012
151	11/01/2012
40	11/01/2012
1,930	11/01/2012
134	11/01/2012
256	11/01/2012
182	11/01/2012
106	11/01/2012
74	11/01/2012
140	11/01/2012
71	11/01/2012
57	11/01/2012
65	11/01/2012
51	11/01/2012
10	11/01/2012
632	11/01/2012
224	11/07/2012
338	11/07/2012
429	11/07/2012
254	11/07/2012
305	11/07/2012
68	11/07/2012
177	11/07/2012
3,205	11/07/2012
135	11/14/2012
149	11/14/2012
40	11/14/2012
1,935	11/14/2012
106	11/14/2012
198	11/14/2012
256	11/14/2012
181	11/14/2012
12	11/19/2012
10	11/19/2012
2	11/19/2012
114	11/19/2012
14	11/19/2012
25	11/19/2012
13	11/19/2012
10	11/19/2012
14	11/19/2012
25	11/19/2012
13	11/19/2012
10	11/19/2012
12	11/19/2012
10	11/19/2012
2	11/19/2012
114	11/19/2012
18	11/19/2012
14	11/19/2012
3	11/19/2012
173	11/19/2012
20	11/19/2012
38	11/19/2012

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

19	11/19/2012
15	11/19/2012
166	11/19/2012
132	11/19/2012
24	11/19/2012
1,624	11/19/2012
186	11/19/2012
350	11/19/2012
177	11/19/2012
141	11/19/2012
18	11/19/2012
14	11/19/2012
3	11/19/2012
173	11/19/2012
20	11/19/2012
38	11/19/2012
19	11/19/2012
15	11/19/2012
36	11/19/2012
29	11/19/2012
5	11/19/2012
347	11/19/2012
40	11/19/2012
75	11/19/2012
38	11/19/2012
30	11/19/2012
134	11/21/2012
255	11/21/2012
181	11/21/2012
106	11/21/2012
199	11/21/2012
150	11/21/2012
40	11/21/2012
1,935	11/21/2012
27	11/21/2012
20	11/21/2012
6	11/21/2012
257	11/21/2012
18	11/21/2012
34	11/21/2012
24	11/21/2012
14	11/21/2012
219	11/21/2012
165	11/21/2012
44	11/21/2012
2,129	11/21/2012
148	11/21/2012
280	11/21/2012
199	11/21/2012
116	11/21/2012
1,500	11/23/2012
1,692	11/23/2012
14	11/28/2012
26	11/28/2012
13	11/28/2012
11	11/28/2012

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

12	11/28/2012
10	11/28/2012
2	11/28/2012
112	11/28/2012
45	11/29/2012
84	11/29/2012
60	11/29/2012
35	11/29/2012
66	11/29/2012
49	11/29/2012
13	11/29/2012
648	11/29/2012
124	11/29/2012
236	11/29/2012
167	11/29/2012
97	11/29/2012
183	11/29/2012
138	11/29/2012
36	11/29/2012
1,819	11/29/2012
-69	12/14/2012
-131	12/14/2012
-62	12/14/2012
-53	12/14/2012
-57	12/14/2012
-46	12/14/2012
-7	12/14/2012
-575	12/14/2012
71	12/14/2012
53	12/14/2012
14	12/14/2012
629	12/14/2012
46	12/14/2012
88	12/14/2012
63	12/14/2012
36	12/14/2012
374	12/14/2012
464	12/14/2012
333	12/14/2012
191	12/14/2012
241	12/14/2012
282	12/14/2012
74	12/14/2012
3,341	12/14/2012
55	12/14/2012
45	12/14/2012
7	12/14/2012
572	12/14/2012
71	12/14/2012
135	12/14/2012
61	12/14/2012
54	12/14/2012
9	12/14/2012
18	12/14/2012
13	12/14/2012

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

8	12/14/2012
14	12/14/2012
11	12/14/2012
3	12/14/2012
124	12/14/2012
14	12/14/2012
11	12/14/2012
3	12/14/2012
124	12/14/2012
9	12/14/2012
18	12/14/2012
13	12/14/2012
8	12/14/2012
9	12/14/2012
18	12/14/2012
13	12/14/2012
8	12/14/2012
14	12/14/2012
11	12/14/2012
3	12/14/2012
124	12/14/2012
46	12/14/2012
88	12/14/2012
63	12/14/2012
36	12/14/2012
71	12/14/2012
53	12/14/2012
14	12/14/2012
629	12/14/2012
44	12/14/2012
36	12/14/2012
5	12/14/2012
458	12/14/2012
57	12/14/2012
108	12/14/2012
48	12/14/2012
44	12/14/2012
14	12/14/2012
11	12/14/2012
3	12/14/2012
124	12/14/2012
9	12/14/2012
18	12/14/2012
13	12/14/2012
8	12/14/2012
14	12/14/2012
27	12/14/2012
12	12/14/2012
11	12/14/2012
11	12/14/2012
9	12/14/2012
2	12/14/2012

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

114	12/14/2012
27	12/14/2012
23	12/14/2012
3	12/14/2012
286	12/14/2012
36	12/14/2012
68	12/14/2012
30	12/14/2012
27	12/14/2012
10	12/14/2012
4	12/14/2012
5	12/14/2012
5	12/14/2012
4	12/14/2012
1	12/14/2012
5	12/14/2012
43	12/14/2012
52	12/18/2012
101	12/18/2012
44	12/18/2012
41	12/18/2012
44	12/18/2012
36	12/18/2012
5	12/18/2012
677	12/18/2012
21	12/18/2012
40	12/18/2012
29	12/18/2012
17	12/18/2012
32	12/18/2012
25	12/18/2012
7	12/18/2012
329	12/18/2012
9	12/18/2012
16	12/18/2012
12	12/18/2012
7	12/18/2012
13	12/18/2012
10	12/18/2012
3	12/18/2012
130	12/18/2012
9	12/18/2012
16	12/18/2012
12	12/18/2012
7	12/18/2012
13	12/18/2012
10	12/18/2012
3	12/18/2012
130	12/18/2012
9	12/18/2012
16	12/18/2012
12	12/18/2012
7	12/18/2012
13	12/18/2012
10	12/18/2012

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

3	12/18/2012
130	12/18/2012
42	12/18/2012
81	12/18/2012
58	12/18/2012
34	12/18/2012
64	12/18/2012
49	12/18/2012
13	12/18/2012
659	12/18/2012
9	12/18/2012
16	12/18/2012
12	12/18/2012
7	12/18/2012
13	12/18/2012
10	12/18/2012
3	12/18/2012
130	12/18/2012
32	12/18/2012
21	12/18/2012
25	12/18/2012
40	12/18/2012
7	12/18/2012
29	12/18/2012
329	12/18/2012
17	12/18/2012
7	12/18/2012
4	12/18/2012
5	12/18/2012
6	12/18/2012
4	12/18/2012
8	12/18/2012
2	12/18/2012
64	12/18/2012
7	12/18/2012
5	12/18/2012
2	12/18/2012
64	12/18/2012
4	12/18/2012
8	12/18/2012
6	12/18/2012
4	12/18/2012
4	12/18/2012
8	12/18/2012
6	12/18/2012
4	12/18/2012
7	12/18/2012
5	12/18/2012
2	12/18/2012

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

64	12/18/2012
32	12/18/2012
24	12/18/2012
7	12/18/2012
330	12/18/2012
21	12/18/2012
40	12/18/2012
29	12/18/2012
17	12/18/2012
32	12/18/2012
24	12/18/2012
7	12/18/2012
330	12/18/2012
21	12/18/2012
40	12/18/2012
29	12/18/2012
17	12/18/2012
42	12/18/2012
80	12/18/2012
57	12/18/2012
33	12/18/2012
64	12/18/2012
48	12/18/2012
13	12/18/2012
663	12/18/2012
64	12/18/2012
42	12/18/2012
48	12/18/2012
13	12/18/2012
663	12/18/2012
80	12/18/2012
57	12/18/2012
33	12/18/2012
42	12/18/2012
64	12/18/2012
80	12/18/2012
48	12/18/2012
13	12/18/2012
663	12/18/2012
57	12/18/2012
33	12/18/2012
7	12/18/2012
5	12/18/2012
2	12/18/2012
64	12/18/2012
4	12/18/2012
8	12/18/2012
6	12/18/2012
4	12/18/2012
25	12/18/2012
48	12/18/2012
35	12/18/2012

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

20	12/18/2012
38	12/18/2012
29	12/18/2012
8	12/18/2012
397	12/18/2012
51	12/18/2012
39	12/18/2012
46	12/18/2012
27	12/18/2012
34	12/18/2012
64	12/18/2012
11	12/18/2012
528	12/18/2012
7	12/18/2012
5	12/18/2012
8	12/18/2012
4	12/18/2012
4	12/18/2012
2	12/18/2012
6	12/18/2012
64	12/18/2012
7	12/18/2012
5	12/18/2012
2	12/18/2012
64	12/18/2012
4	12/18/2012
8	12/18/2012
6	12/18/2012
4	12/18/2012
7	12/18/2012
5	12/18/2012
6	12/18/2012
4	12/18/2012
8	12/18/2012
2	12/18/2012
64	12/18/2012
4	12/18/2012
19	12/18/2012
15	12/18/2012
4	12/18/2012
198	12/18/2012
13	12/18/2012
24	12/18/2012
17	12/18/2012
10	12/18/2012

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

19	12/18/2012
15	12/18/2012
4	12/18/2012
198	12/18/2012
13	12/18/2012
24	12/18/2012
17	12/18/2012
10	12/18/2012
9	12/18/2012
16	12/18/2012
12	12/18/2012
13	12/18/2012
10	12/18/2012
3	12/18/2012
130	12/18/2012
7	12/18/2012
10	12/18/2012
16	12/18/2012
12	12/18/2012
130	12/18/2012
7	12/18/2012
13	12/18/2012
9	12/18/2012
3	12/18/2012
9	12/18/2012
16	12/18/2012
12	12/18/2012
7	12/18/2012
13	12/18/2012
10	12/18/2012
3	12/18/2012
130	12/18/2012
64	12/19/2012
42	12/19/2012
80	12/19/2012
57	12/19/2012
33	12/19/2012
48	12/19/2012
13	12/19/2012
663	12/19/2012
4	12/19/2012
2	12/19/2012
64	12/19/2012
7	12/19/2012
5	12/19/2012
8	12/19/2012
6	12/19/2012
4	12/19/2012
26	12/19/2012
17	12/19/2012
23	12/19/2012
263	12/19/2012

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

14	12/19/2012
19	12/19/2012
32	12/19/2012
6	12/19/2012
26	12/19/2012
19	12/19/2012
6	12/19/2012
263	12/19/2012
17	12/19/2012
32	12/19/2012
23	12/19/2012
14	12/19/2012
19	12/19/2012
32	12/19/2012
26	12/19/2012
17	12/19/2012
6	12/19/2012
23	12/19/2012
263	12/19/2012
14	12/19/2012
10	12/19/2012
19	12/19/2012
13	12/19/2012
15	12/19/2012
24	12/19/2012
4	12/19/2012
17	12/19/2012
198	12/19/2012
64	12/19/2012
42	12/19/2012
80	12/19/2012
57	12/19/2012
33	12/19/2012
48	12/19/2012
13	12/19/2012
663	12/19/2012

SCHEDULE II

The following table is reprinted from the Company’s Preliminary Proxy Statement filed with the
Securities and Exchange Commission on January 3, 2013

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Our only issued and outstanding class of voting securities is our common stock. Holders of common stock are entitled to one vote per share of such stock held by them of record at the close of business on December 14, 2012 upon each matter which may come before the Annual Meeting. At the close of business on January 18, 2013, there were 3,442,842 shares of common stock issued and outstanding.

Stock Owned by Directors, Executive Officers and Greater-Than-5% Stockholders

The following table sets forth certain information as of January x, 2013 regarding each person known by us to own beneficially more than 5% of our common stock, each director and nominee for director of the Company, each executive officer named in the Summary Compensation Table, and all directors and executive officers of the Company as a group.

Name	Shares Beneficially Owned(1)		Percent of Class(2)

Dimensional Fund Advisors LP	297,073	(3)	8.1%
6300 Bee Cave Road, Building One
Austin, TX 78746
Wedbush, Inc	253,709	(4)	6.9%
1000 Wilshire Boulevard, Suite 1140
Los Angeles, CA 90017
Julian Demora	225,814	(5)	6.2%
826 Polk Street
Hollywood, FL 32019
Ariel Investments, LLC
200 E. Randolph Drive, Suite 2900
Chicago, IL 60601	236,405	(6)	6.4%
Christopher J. Hall*	299,296	(7)	8.2%
C. Shelton James*	16,202	(8)	**
J. David Lyons*	12,200	(9)	**
Robert M. Williams*	9,900	(10)	**
Gary W. Levine	51,139	(11)	1.4%
William Bent	24,517	(12)	**
Robert A. Stellato	9,000	(13)	**
Victor Dellovo*	112,158	(14)	3.1%
All directors and executive officers as a group (8 persons)	534,412	(15)	14.6%

*	Nominee for Director

**	Owns less than one percent

(1)
Except as otherwise noted, all persons and entities have sole voting and investment power over their shares. All amounts shown in this column include shares obtainable upon exercise of stock options exercisable within 60 days of the date of this proxy statement.

(2)	Computed pursuant to Rule 13d-3 under the Exchange Act.

II-1

(3)
Dimensional Fund Advisors LP furnished us with a report on Schedule 13G/A filed on February 14, 2012 in which Dimensional has advised us that it is a registered investment advisor or manager for four investment companies (Funds) registered under the Investment Company Act of 1940 and in its role as advisor has sole voting power with respect to 297,073 shares of our common stock. Dimensional states in the filing that it disclaims beneficial ownership of such securities and all securities are owned by the Funds.

(4)
Wedbush, Inc. (“WI”), Edward W. Wedbush (“Mr. Wedbush”), Wedbush Opportunity Capital, LLC (“WOC”), and Wedbush Opportunity Partners, LP (“WOP”) furnished us with a report on Schedule 13G/A filed on February 15, 2012 in which WI, Mr. Wedbush, WOC and WOP share voting and dispositive power with respect to 253,709 shares of our common stock. Mr. Wedbush is the Chairman of WI, and owns a majority of the outstanding shares of WI. WI owns a majority of WOC, and WOC is the general partner and acts as the investment manager for WOP. Accordingly, Mr. Wedbush may be deemed the beneficial owner of the shares of our common stock owned by WI. However, Mr. Wedbush disclaims beneficial ownership of such securities.

(5)	Julian Demora filed a Form 4 on December 13, 2012 with the SEC and he reporting he was the beneficially owner of 225,814 shares.

(6)
Ariel Investments, LLC furnished us with a report on Schedule 13G filed on February 14, 2012 in which Ariel has advised us that it is a registered investment advisor in accordance with section 240.13d-1(b) (1) (ii)(E) and that it has sole voting power with respect to 62,789 shares of our common stock and sole dispositive power with respect to 236,405 shares of our common stock.

(7)	Represents 299,296 shares owned and have been pledged by Mr. Hall .

(8)	Represents 16,042 shares owned by Mr. James and includes 160 shares owned by Mr. James’ wife. However, Mr. James disclaims beneficial ownership of these shares.

(9)	Represents 12,200 shares owned by Mr. Lyons.

(10)	Represents 9,900 shares owned by Mr. Williams.

(11)	Includes 26,639 shares owned by Mr. Levine and 24,500 shares obtainable upon exercise of stock options.

(12)	Includes 5,767 shares owned by Mr. Bent and 18,750 shares obtainable upon exercise of stock options.

(13)	Includes 4,000 shares owned by Mr. Stellato and 5,000 shares obtainable upon exercise of stock options.

(14)	Includes 65,158 shares owned by Mr. Dellovo and 47,000 shares obtainable upon exercise of stock options.

(15)	Includes 95,250 shares obtainable upon exercise of stock options.

II-2

GOLD PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JANUARY 25, 2013

CSP INC.

2013 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF NORTH & WEBSTER, LLC, NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP, AND SAMUEL A. KIDSTON (COLLECTIVELY, THE “NORTH & WEBSTER GROUP”)

THE BOARD OF DIRECTORS OF CSP INC.

IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints Samuel A. Kidston and Steven Balet, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of CSP Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2013 Annual Meeting of Stockholders of the Company scheduled to be held on February 12, 2013, at 9:00 a.m. (Local Time) at the Company’s MODCOMP Inc. office located at 1500 S. Powerline Road Deerfield Beach, Florida 33442. (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to North & Webster, LLC (“North & Webster”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF ALL OF THE NOMINEES IN PROPOSAL 1, “AGAINST” PROPOSAL 2, “1 YEAR” ON THE ADVISORY VOTE ON THE PREFERRED FREQUENCY OF HOLDING ADVISORY STOCKHOLDER VOTES ON THE APPROVAL OF EXECUTIVE COMPENSATION, AND “AGAINST” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with North & Webster’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

[X] Please mark vote as in this example

NORTH & WEBSTER STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1, AGAINST PROPOSAL 2, “1 YEAR” ON PROPOSAL 3, AND AGAINST PROPOSAL 4.

1. Election of Directors

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees: James Bussone J.K. Hage III Samuel A. Kidston Erik Thoresen	[ ]	[ ]	[ ] ________________ ________________ ________________

NORTH & WEBSTER INTENDS TO USE THIS PROXY TO VOTE “FOR ALL NOMINEES”, INCLUDING MESSRS. BUSSONE, HAGE III, KIDSTON AND THORESON.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF OUR NOMINEES ARE ELECTED.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW.  YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).

GOLD PROXY CARD

2. Advisory resolution to approve the compensation paid to the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.  To approve, on an advisory basis, the preferred frequency for holding advisory shareholder votes to approve the compensation paid to the Company’s named executive officers.

☐ 1 YEAR	☐ 2 YEARS	☐ 3 YEARS	☐ ABSTAIN

4.  The ratification of the appointment of McGladrey & Pullen, LLP as the Company’s independent auditors for fiscal 2013.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.